INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Micromem Technologies Inc.
(A Development Stage Company)

We have audited the consolidated balance sheets of Micromem Technologies Inc. as at October 31, 2007 and 2006, and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended October 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2007 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles may vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effects of such changes is presented in note 16 to the consolidated financial statements.

The consolidated statement of operations, comprehensive loss and deficit, cash flows and shareholders’ deficiency for the cumulative period from September 3, 1997 to October 31, 2004 were audited by other auditors who expressed opinions without reservation on those statements in their reports dated February 11, 2006, December 5, 2003, January 27, 2003, November 16, 2001, December 13, 2000, February 25, 2000 and December 20, 1999.

"SCHWARTZ LEVITSKY FELDMAN LLP"

Toronto, Ontario, Canada	Chartered Accountants
February 28, 2008	Licensed Public Accountants

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require that the following information be included in the auditor’s report:

The addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 28, 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

In the introductory paragraph of the auditor’s report, it would be required to state that the cumulative statements of operations, comprehensive loss and deficit, cash flows and shareholders’ deficiency for the period from September 3, 1997 to October 31, 2004 were audited by other auditors whose reports have been furnished to us and reference would have been made to the opinion of the other auditors, in so far as it relates to the cumulative financial information for the Company for the period from September 3, 1997 through October 31, 2004. Our opinion on the consolidated financial statements would refer to the reports of the other auditors for the period from September 3, 1997 to October 31, 2004. Our report to the shareholders dated February 28, 2008 is expressed in accordance with Canadian reporting standards, which do not permit reference to the reports of other auditors in our auditor’s report in the introductory paragraph.

"SCHWARTZ LEVITSKY FELDMAN LLP"

Toronto, Ontario, Canada	Chartered Accountants
February 28, 2008	Licensed Public Accountants

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheet
(Expressed in United States dollars)
(See Note 2 - Going Concern)

As at	October 31, 2007	October 31, 2006
		(as restated - Note 9)

Assets
Current assets:
Cash and cash equivalents	$244,575	$406,702
Deposits and other receivables (Note 5)	84,657	58,738
	329,232	465,440
Property and equipment (Note 6)	-	-
Patents and trademarks (Note 7)	-	-
Royalty rights (Note 4 and Note 10)	-	-
	329,232	465,440

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities (Note 5)	1,861,087	914,363

Shareholders' Deficiency:
Share capital: (Note 8)
Authorized:
2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value
Issued and outstanding:
72,946,167 common shares ( 2006: 69,191,299)	37,166,397	36,693,353
Contributed surplus (Notes 8 and 9)	22,691,336	21,435,934
Deficit accumulated during the development stage	(61,389,588)	(58,578,210)
	(1,531,855)	(448,923)
	$329,232	$465,440

Management Compensation and Related Party Transactions (Note 12)
Commitments (Note 13)
Contingencies (Note 14)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Expressed in United States dollars)

For the year ended October 31, 2007 (with comparative data)

				Period from
				September 3, 1997
	Oct. 31, 2007	Oct. 31, 2006	Oct. 31, 2005	to October 31, 2007

Interest and other income	$2,586	$9,930	$8,703	$552,603

Costs and expenses (income):
Administration	223,177	268,241	320,383	2,961,840
Professional, other fees, and salaries (Note 12)	1,631,309	3,248,588	3,178,032	38,421,528
Research and development (Notes 6 and 13)	682,331	368,969	362,141	7,808,133
Travel and entertainment	141,200	195,607	169,737	1,574,126
Amortization of property and equipment (Note 6)	-	-	2,925	344,466
Foreign exchange loss (gain)	135,947	(13,295)	10,968	79,480
Amortization of patents and trademarks	-	-	-	67,596
Operating leases	-	-	-	109,412
Loss on sale of investment	-	-	-	54,606
Write-down of investment	-	-	-	61,020
Write-down of royalty rights (Note 10)	-	-	-	10,000,000
Write-down of patents and trademarks (Note 7)	-	-	-	299,820
Interest expense	-	-	-	75,027
Loss on sale of property and equipment	-	-	-	65,460
	2,813,964	4,068,110	4,044,186	61,922,514

Loss before income taxes	(2,811,378)	(4,058,180)	(4,035,483)	(61,369,911)

Income taxes (Note 11)		-		19,677

Net loss and comprehensive loss for the year	(2,811,378)	(4,058,180)	(4,035,483)	(61,389,588)

Deficit accumulated during the
development stage, beginning of year - as restated (Note 8)	(58,578,210)	(54,520,030)	(50,484,547)	-
Deficit accumulated during the
development stage, end of year	(61,389,588)	($58,578,210)	($54,520,030)	($61,389,588)

Loss per share - basic and diluted	(0.04)	(0.06)	(0.07)	(1.15)

Weighted average number of shares	70,685,153	66,709,353	62,155,234	53,192,184

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Cash Flows
(Expressed in United States dollars)
For the year ended October 31, 2007 (with comparative data)

				Period from
				September 03, 1997
	Oct.31, 2007	Oct. 31, 2006	Oct. 31, 2005	to October 31, 2007

Cash flows from operating activities:
Net loss and comprehensive loss for the period	($2,811,378)	($4,058,180)	($4,035,483)	($61,389,588)
Adjustments to reconcile loss for
the period to net cash used in operating activities:
Amortization of patents and trademarks		-	-	67,596
Amortization of property and equipment		-	2,925	529,686
Stock option expense	269,216	2,058,560	1,721,742	21,888,997
Loss on sale of investment		-	-	54,606
Write down of investment		-	-	61,020
Loss on disposal of property and equipment		-	-	65,460
Write-down of royalty rights		-	-	10,000,000
Write-down of patents and trademarks		-	-	299,820
Share compensation expense		-	-	7,285,696
Non-cash wages and salaries		-	-	34,000
Decrease (increase) in deposits and other receivables	(25,919)	26,834	(52,010)	(76,060)
Increase (decrease) in accounts payable and accrued liabilities	946,724	111,157	366,582	1,750,247
Net cash used in operating activities	(1,621,357)	(1,861,629)	(1,996,244)	(19,428,520)

Cash flows from investing activities:
Purchase of property and equipment	-	-	-	(729,604)
Proceeds on disposal of property and equipment	-	-	-	134,458
Patents and trademarks	-	-	-	(367,416)
Sale of available-for-sale Investment	-	-	-	260,641
Royalty rights	-	-	-	(2,000,000)
Term deposits	-	-	87,243	-
Net cash provided by (used in) investing activities	-	-	87,243	(2,701,921)

Cash flows from financing activities:
Issue of common shares	1,459,230	1,625,528	2,201,300	21,794,291
Net proceeds from shareholder's loan	-	-	-	544,891
Loan proceeds from Avanticorp International Inc.	-	-	-	112,031
Rights issue costs	-	-	-	(76,197)
Net cash provided by financing activities	1,459,230	1,625,528	2,201,300	22,375,016

Increase (decrease) in cash and cash equivalents	(162,127)	(236,101)	292,299	244,575

Cash and cash equivalents, beginning of period	406,702	642,803	350,504	-
				-
Cash and cash equivalents, end of period	$244,575	$406,702	$642,803	$244,575

Supplemental cash flow information:
Interest paid	-	-	-	76,987
Income taxes paid	-	-	-	66,722

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)

For the year ended October 31, 2007 (with comparative data)
	Number of Shares	Share Capital	Contributed	Deferred Share	Deficit
			Surplus	Compensation	Accumulated during
					Development stage
Micromem share capital, October 31, 1998	3,490,643	$ -	$ -	$ -	$ -
Exercise of director’s stock options	490,000	-	-	-	-
Pageant share capital, October 31, 1998	-	1	-	-	-
Net loss for the year	-	-	-	-	(500,992)
Common shares of Pageant, December 4, 1998	-	4,999	-	-	-
Assigned fair value of net assets (Note 3(c) (iv))	32,000,000	549,140	-	-	-
Micromem share capital, September 11, 1999	35,980,643	554,140	-	-	(500,992)

Exercise of common share purchase warrants for cash	120,676	164,053	-	-	-
Private placement of common shares for cash, May 17, 1999	350,000	1,050,000	-	-	-
Shareholder loan forgiven (Note 9)	-	-	544,891	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-

Net loss for the year	-	-	-	-	(5,207,787)
Balance, October 31, 1999	36,551,319	2,068,193	544,891	-	(5,708,779)

Exercise of common share purchase warrants for cash	182,087	274,717	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-
Deferred share compensation (Note 12)	-	-	2,711,881	(453,219)	-
Private placement of common shares for cash, February 10, 2000	2,000,000	5,000,000	-	-
Common shares issued pursuant to compensation agreements, March 15, 2000	901,110	4,206,447	-	-	-
Stock options issued to directors/consultants			9,681,257		-
Net loss for the year	-	-	-	-	(16,940,613)
Balance, October 31, 2000	39,734,516	11,849,357	12,938,029	(453,219)	(22,649,392)

Exercise of common share purchase warrants for cash	362,450	554,655	-	-	-
Common shares issued under rights offering November 20, 2000	304,674	1,119,058	-	-	-
Exercise of stock options for cash	800,000	2,400,000	-	-	-
Deferred share compensation (Note 12)	-	-	(453,219)	453,219	-
Stock-based compensation	-	-	34,000	-	-
Exercise of director’s stock options for cash, January 17, 2001	714,686	71,469	-	-	-
Common shares issued pursuant to compensatory stock options, at January 17, 2001 (Note 12 (a))	-	1,581,242	(1,581,242)	-	-
Adjustment-share compensation expenses (Note 12)	-	-	(677,420)	-	-
Common shares issued pursuant to compensation agreement, January 23, 2001(Note 12 (a))	11,192	66,461	-	-	-
Private placement of common shares for cash, March 21, 2001	2,000,000	4,000,000	-	-	-
Common shares issued under asset purchase agreement to Estancia Limited, March 14, 2001	2,007,831	8,000,000	-	-	-
Compensation shares due but not issued (Note 12)	-	-	1,431,545	-	-
Stock options issued to directors/consultants			4,627,752
Net loss for the year	-	-	-	-	(9,187,377)

Balance, October 31, 2001	45,935,349	29,642,242	16,319,445	-	(31,836,769)
Stock options issued to directors/consultants			1,832,500
Shares issued pursuant to compensatory agreement, March 26, 2002 (Note 12)	765,588	1,431,545	(1,431,545)	-	-
Net loss for the year	-	-	-	-	(14,565,515)
Balance, October 31, 2002	46,700,937	31,073,787	16,720,400	-	(46,402,284)

Private placement of common shares for cash, August 13, 2003 (Note 8(d))	2,031,250	162,500	-	-	-
Net loss for the year	-	-	-	-	(1,767,965)
Stock options issued to directors/consultants			318,000
Balance, October 31, 2003	48,732,187	31,236,287	17,038,400	-	(48,170,249)

Private Placement of common shares for cash, December 2003 (Note 8 (e) ii)	500,000	40,000	-	-	-
Private Placement of common shares for cash, December 2003 (Note 8 (e) i)	300,000	33,000	-	-	-
Exercise of common share purchase warrants for cash (Note 8(d), August 2004	2,031,250	162,500	-	-	-
Exercise of common share purchase warrants for cash (Note 8 (e) ii), June-September 2004	1,000,000	80,000	-	-	-
Exercise of common share purchase warrants for cash (Note 8 (e) i), October 2004	200,000	22,000	-	-	-
Exercise of options for cash	5,300,000	530,000	-	-	-
Stock options issued to consultant	-	-	1,379,970	-	-

Net loss for the year	-	-	-	-	(2,314,298)
Balance, October 31, 2004	58,063,437	32,103,787	18,418,370	-	(50,484,547)

Exercise of common share purchase warrants for cash (Note 8(e)), December – January 2005	400,000	44,000	-	-	-
Private placement of common shares for cash	1,028,334	617,000	-	-	-

Net loss for the quarter	-	-	-	-	(453,523)
Stock options issued to consultants/employers	-	-	202,203	-
Balance at January 31, 2005	59,491,771	32,764,787	18,620,573	-	(50,938,070)

Exercise of common shares purchase warrants for cash (Note 8(d)), February, 2005	1,406,250	112,500	-	-	-
Private Placement of common shares for cash, March, 2005	1,300,000	845,000	-	-	-
Private Placement of common shares for cash, February, 2005	14,000	10,500	-	-	-
Legal expenses relating to private placements	-	(75,000)	-	-	-

Net loss for the quarter	-	-	-	-	(474,227)
Balance at April 30, 2005	62,212,021	33,657,787	18,620,573	-	(51,412,297)

Exercise of stock options (Note 8(b)), June, 2005	1,820,000	553,600
Settlement of accounts payable for common shares.	62,428	43,700

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)

For the year ended October 31, 2007 (with comparative data)
	Number of Shares	Share Capital	Contributed	Deferred Share	Deficit
			Surplus	Compensation	Accumulated during
					Development stage

Exercise of stock options (Note 8(b)), June, 2005	1,820,000	553,600
Settlement of accounts payable for common shares.	62,428	43,700
Stock options issued to consultants/employees			903,040

Net loss for the quarter					(1,726,931)

Balance at July 31, 2005	64,094,449	$ 34,255,087	$ 19,523,613	$ -	(53,139,228)

Exercise of common shares purchase warrants for cash September, 2005	625,000	50,000	-
Stock options issued to consultants			616,499
Net loss for the quarter					(1,380,802)

Balance at October 31, 2005 as previously reported	64,719,449	$ 34,305,087	$ 20,140,112	$ -	(54,520,030)

Transfer to contributed surplus re financial advisory agreement (Note 9)		(264,000)	264,000
As restated at October 31, 2005	64,719,449	34,041,087	20,404,112	-	(54,520,030)

Exercise of stock options (Note 8(b))	150,000	45,000
Stock options issued to consultants/employees			143,786

Net loss for the quarter					(734,482)
Balance at January 31, 2006	64,869,449	34,086,087	20,547,898	-	(55,254,512)

Exercise of stock options (Note 8(b))	1,600,000	480,000

Net loss for the quarter					(333,768)
Balance at April 30, 2006	66,469,449	34,566,087	20,547,898	-	(55,588,280)

Private placement of common shares for cash May 2006	150,000	75,000
Exercise of stock options (Note 8(b))	1,100,000	329,980
Exercise of common share purchase warrants for cash (Note 8(d))	771,850	485,548

Net loss for the quarter					(530,370)
Balance as at July 31, 2006	68,491,299	35,456,615	20,547,898	-	(56,118,650)

Exercise of stock options (Note 8(b))	700,000	210,000
Stock options issued to consultants/emplopyees			1,914,774

Net loss for the quarter					(2,459,560)
Balance at October 31, 2006 as previously reported	69,191,299	35,666,615	22,462,672	-	(58,578,210)

Transfer from contributed surplus re stock options (Note 9)		1,026,738	(1,026,738)
As restated at October 31, 2006	69,191,299	36,693,353	21,435,934	-	(58,578,210)

Exercise of stock options (Note 8(b))	1,000,000	300,000
Transfer from contributed surplus		190,000	(190,000)
Price adjustment on outstanding warrants (Note 8)		(332,361)	332,361
Net loss for the quarter					(357,766)
Balance at January 31, 2007	70,191,299	36,850,992	21,578,295	-	(58,935,976)

Exercise of stock options (Note 8(b))	600,000	180,000
Transfer from contributed surplus		114,000	(114,000)
Stock options issued to director			96,945
Exercise of warrants for cash	417,500	167,000
Price adjustment on outstanding warrants (Note 8)		(800,299)	800,299
Net loss for the quarter					(524,908)
Balance at April 30, 2007	71,208,799	36,511,693	22,361,539	-	(59,460,884)

Exercise of warrants for cash	60,000	24,000
Price adjustment on outstanding warrants (Note 8)		(193,648)	193,648
Stock options issued to consultant/employee			33,914
Net loss for the quarter					(600,100)
Balance at July 31, 2007	71,268,799	36,342,045	22,589,101	-	(60,060,984)

Exercise of stock options (Note 8(b))	100,000	72,000
Transfer from contributed surplus		36,122	(36,122)
Private placement of common shares for cash October, 2007	1,577,368	716,230
Stock options issued to consultant/employees			52,873
Warrants issued to consultants			85,484
Net loss for the quarter					(1,328,604)
Balance at October 31, 2007	72,946,167	37,166,397	22,691,336	-	(61,389,588)

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

1.

Nature of business:

Micromem Technologies Inc. (“Micromem” or the “Company”) is a corporation incorporated under the laws of the Province of Ontario, Canada.  By Articles of Amendment dated January 14, 1999, the Company changed its name from Avanticorp International Inc. to Micromem Technologies Inc.  On January 11, 1999, the Company acquired all of the outstanding shares of Pageant Technologies Inc. (“Pageant”), a company subsisting under the laws of Barbados.   This acquisition was recorded as a reverse takeover under Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, conforms with United States generally accepted accounting principles (“U.S. GAAP”).

On January 11, 1999, the Company issued 32,000,000 common shares and 1,000,000 warrants to acquire all of the issued and outstanding shares of Pageant.  On that date, the total number of the Company shares outstanding was 35,980,643 shares.  As a result of this transaction, the shareholders of Pageant owned 88.9% of the outstanding common shares of the Company and, accordingly, the purchase of Pageant was accounted for as a reverse takeover transaction.  The transaction was accounted for by the purchase method with the results of operations included in the consolidated financial statements from the date of acquisition.

The Company currently operates as a developer of non-volatile magnetic memory technology.  The Company has not generated significant revenue through October 31, 2007 and is devoting substantially all of its efforts to the development of its technology.  Accordingly, for financial reporting purposes, the Company is a development stage enterprise.

2.

Going concern:

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred substantial losses to date.  It will be necessary to raise additional funds for the continuing development, testing and commercial exploitation of its technology.   The sources of these funds have not yet been identified and there can be no certainty that additional funds will be available in the future.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

Certain principal conditions and events are prevalent which indicate that there is substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.  These include:

a.

Recurring operating losses

b.

Stockholders’ deficiency

c.

Working Capital deficiency

Management has initiated certain plans, which it believes will mitigate and alleviate these conditions and events, including exploring alternative sources of financing so as to be able to continue its research, development and commercialization efforts.

The Company continues to pursue its research initiatives as outlined in Note 13 in order to develop its technology for commercial applications and continues to raise financing for operations as outlined in Note 8.

The Company’s ability to continue as a going concern is in substantial doubt and it is dependent upon completing the development of its technology for specific applications, achieving profitable operations, obtaining additional financing and successfully bringing its technology to the market.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.  If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

3.

Summary of significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in United States dollars.  These principles are also in conformity in all material respects with U.S. GAAP.  The most significant accounting policies are as follows:

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

a.

Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Memtech International Inc., Memtech International (U.S.A.) Inc., Pageant Technologies Inc. and Pageant Technologies (U.S.A.) Inc. During the fiscal year ending October 31, 2003, two of the Company’s subsidiaries, Micromem Technologies B.V. and Micromem Technologies S.p.A. were wound up.  All intercompany balances and transactions have been eliminated upon consolidation.

b.

Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.  Examples of where estimates are used include the computation of stock option expense calculated in accordance with the Black Scholes option-pricing model and in the estimation of accrued liabilities.

c.

Cash and cash equivalents:

Cash and cash equivalents consist of all bank accounts and all highly liquid investments with original maturities of three months or less at the date of purchase.

d.

Property and equipment:

Property and equipment are recorded at cost less accumulated amortization.  Amortization is provided on property and equipment on a straight-line basis for a period of up to three years.   Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

e.

Patents and trademarks:

Patents and trademarks are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow (Note 7).

f.

Research and development expenses:

Research costs are expensed in the period incurred.  Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use.  The Company has determined that no development costs have met these criteria at the financial reporting date.

g.

Stock-based compensation:

The Company has a stock-based compensation plan, which is described in Note 8.    Stock-based compensation is recognized using the fair value method.  Under this method, the Black Scholes option-pricing model is used to determine periodic stock option expense.  Any compensatory benefit recorded is recognized initially as deferred share compensation in the consolidated statements of stockholders’ equity and then charged against income over the contractual or vesting period.

Until October 31, 2004, for all awards of employee stock-based compensation granted after January 1, 2002, the Company recognized employee stock-based compensation costs under the intrinsic value-based method and provided pro forma disclosure of net income and earnings per share as if the fair value-based method had been applied.

Effective November 1, 2004 the Company has adopted the fair value method of accounting for employee stock-based compensation costs.  Accordingly, the financial statements for the years ending October 31, 2000 - 2004 and the cumulative financial statements for the period from September 3, 1997 to October 31, 2004 have been restated to reflect the stock-based compensation costs that the Company has incurred in each period, which expense previously was disclosed on a proforma basis.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

The stock-based compensation expense for options granted since November 1, 2004 have been reflected as an expense in the consolidated statement of operations in the period in which the granted options have vested.  As stock options are exercised, the Company records a charge to contributed surplus and a credit to share capital.  The amount reported in each case is based on the original expense recorded when the related options were granted.

h.

Income taxes:

The Company accounts for income taxes by the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the asset is realized or the liability settled.  To the extent that it is estimated that a future income tax asset will not be realized, a valuation allowance is provided.

i.

Long-Lived Assets

The Company records the value of the long-term assets acquired at cost.   Such rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  In such circumstances an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flows.

j.

Foreign currency translation:

The functional and reporting currency of the Company is the United States dollar.  The Company’s wholly-owned subsidiaries are integrated foreign operations and therefore, the Company uses the temporal method whereby monetary assets and liabilities are translated into United States dollars at the rate of exchange in effect at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Income and expenses are translated using the average monthly rate of exchange per quarter, which rate approximates the rate of exchange prevailing at the transaction dates.  Gains or losses resulting from translation are included in the determination of net loss for the period.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

k.

Earnings or Loss Per Share:

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the year.  Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options and warrants for each year.

l.

Unit Private Placements:

The Company has adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of Unit private placement financings. In that the Unit private placement price is equal to the common share price at the issue date of the Unit, the Company has assigned 100% of the proceeds to the common shares and a nil value to the attached warrants.

m.

Warrant Repricing:

The Company records a non-cash charge to share capital and an offsetting credit to contributed surplus at the point in time that outstanding common share purchase warrants are repriced.  The amount reported is calculated based on the Black Scholes option-pricing model.

n.

Recent Accounting Pronouncements:

i.

Accounting Changes

Effective January 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1506, Accounting changes.  Under these new recommendations voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and/or relevant information.

These recommendations also require changes in accounting policy to be applied retrospectively unless doing so is impractical, require prior period errors to be corrected retrospectively, require enhanced disclosures about the effect of changes in accounting policies, estimates and errors on the financial statements and require disclosure of new primary sources of GAAP that have been issued but not yet effective.  The adoption of Section 1506 has no impact on the Company.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

ii.

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such noncompliance.

This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company has not yet determined the impact, if any, of the adoption of this change on the disclosure in its financial statements.

iii.

Financial Instruments

Effective November 1, 2006, the Company adopted five new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"): Comprehensive Income (Section 1530"), Hedges (Section 3865"), Financial Instruments-Recognition and Measurements ("Section 3855"), Equity ("Section 3251"), and Financial Instruments - Disclosure and Presentation ("Section 3861"). These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Comprehensive Income

Section 1530 requires the presentation of comprehensive income, which consists of net income and other comprehensive income ("OCI"). Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. OCI refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

Financial Instruments - Recognition and Measurement and Disclosure and Presentation Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets and financial liabilities, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, investments held-to maturity and other financial liabilities, which are measured at amortized cost. Measurement in subsequent periods depends on whether the financial instrument had been classified as held-for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.  There has been no impact on the financial statements in adopting these policies.

Held-for-trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the balance sheet. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met in accordance with Section 3865 which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.   There has been no impact on the financial statements in adopting these policies.

As a result of the adoption of these standards, the Company classifies cash and cash equivalents as held-for-trading. Held-for-trading financial assets are measured at fair value with unrealized gains and losses recognized in the consolidated statement of Income.  There has been no impact on the financial statements in adopting these policies.

The Company classifies derivative instruments, such as foreign exchange forward contracts, as held for-trading unless the instruments meet all the criteria of a hedge. If the criteria is met, then any unrealized gains and losses will be reported in other comprehensive income.  There has been no impact in the financial statements in adopting these policies.

iv.

Financial Instruments – Disclosure

CICA Handbook Section 3862, Financial Instruments – Disclosure, increases the disclosure currently required that will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risk arising from financing instruments, including specified minimum disclosures about liquidity risk and market risk.  The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company has not yet determined the impact, if any, of the adoption of this change on the disclosure in its financial statements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

v.

Financial Instruments – Presentation

CICA Handbook Section 3863, Financial Instruments – Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this section.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company does not expect the adoption of this standard to have any impact on the financial statements.

vi.

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The Company does not expect the adoption of these changes to have an impact on its financial statements.

vii.

International Financial Reporting Standards

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to end in 2011.   The impact of the transition to IFRS on the Company’s financial statements is not yet determinable.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

4.

Acquisition of royalty rights and remaining interest in technology from Estancia Limited:

On December 9, 2000, the Company and its subsidiary, Pageant, entered into an Asset Purchase Agreement (the “Agreement”) with Estancia Limited (“Estancia”) and Richard Lienau (“Lienau”) to purchase the remaining 50% interest in the patents which the Company did not own and a 40% gross profit royalty (“Estancia Royalty”), in respect of certain ferromagnetic memory technology known as VEMRAM (previously known as MAGRAM) and covered by U.S. Patent #5,295,097 and the related patent applications (the “Vemram Patents”) described in the Agreement and all rights (the “Technology”) held by Estancia and Lienau under the Joint Ownership and Licensing Agreement dated September 17, 1997 among Estancia, Lienau and Pageant.  Under the terms of the Agreement, the Company was required to pay a maximum purchase price of $50,000,000 to Estancia as follows:

a.

$10,000,000 was paid on closing (after receipt of regulatory approvals), in the form of $8,000,000 in common shares of the Company (“Micromem Shares”) (based on the price on the closing date) and $2,000,000 in cash;

b.

$20,000,000 if and when either (i) certification was received from Honeywell Federal Manufacturing & Technologies (“Honeywell”) that fully integrated, randomly addressable memory matrices of the Technology met certain stipulated performance standards, or (ii) the Company or any of its affiliates executed a definitive agreement for the sale or licensing of the Technology to an arm’s length third party for any commercial purposes other than testing or evaluation of the Technology; payable in the form of cash and Micromem Shares to be determined by Pageant provided that a minimum of 50% of the $20,000,000 would be paid in Micromem Shares valued at the close of trading on the date of receipt of such certification, sale or licensing; and

c.

$20,000,000 if and when the Company or any of its affiliates executed a definitive agreement for the sale or licensing with respect to any technology (including the Technology) owned by the Company to an arm’s length third party for any commercial purposes other than testing or evaluation of the technology, payable in the form of cash and Micromem Shares to be determined by Pageant provided that a minimum of 50% of the $20,000,000 would be paid in Micromem Shares valued at the close of trading on the date of execution of such sale or licensing.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

During fiscal 2001, the Company paid $2,000,000 in cash and issued 2,007,831 shares, being the equivalent of $8,000,000, the first installment payable under the terms described above, on approval by its shareholders in the annual shareholder meeting held on March 14, 2001.  The $10,000,000 paid was initially recorded as royalty rights in fiscal 2001 and was written down to nil value in fiscal 2002 (Note 10).

On March 9, 2004, the requirements set out in terms (b) and (c) above were not met and, in accordance with the terms of the Agreement, the Company’s obligations to pay these amounts terminated.  The Company thus has had to revert to Estancia:

1.

a 40% interest in the Vemram Patents;

2.

a 32% interest in the gross profit, less expenses agreed to by the parties, for each license of the Vemram Patents sold or otherwise transferred by Pageant; and

3.

a 32% interest of any unit royalties received by Pageant as a result of the license or sale of the Vemram Patents less reasonable expenses directly related to the obtaining of said royalties.

5.

Non-cash working capital balances:

A.

Deposits and other receivables

	10/31/07	10/31/06
Sales tax recoverable	$ 47,792	$15,110
Receivables from companies where senior officers and directors of the Company exercise significant influence (Note 12(b)) and employee advances	34,856	41,928
Prepaid insurance	2,009	1,700
	$84,657	$58,738

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

B.

Accounts payable and accrued liabilities

	10/31/07	10/31/06

Deferred compensation to Chairman (Note 12(a) ii) and to senior officers (Note 12(c))	$625,732	$397,118

Accrual of costs under technology development agreement (Note 13(b))	289,863	289,863

Accounts payable and other accruals	945,492	227,382
	$1,861,087	$914,363

Included in accounts payable are the following bridge loans:

a.

$100,000 which the Company secured from an arms’ length party on October 17, 2007.  The loan bears interest at 3% per month.  In November 2007, the loan was settled through the issuance of common shares (Note 17).

b.

$30,000 which the Company secured from a director in September 2007.  There are no specified repayment terms or interest on the loan.   In February 2008, this loan was settled through the issuance of common shares (Note 17).

6.

Property and equipment:

	10/31/06	Additions	10/31/07
Cost:
Computers and equipment	$ 41,348	-	$ 41,348
	$ 41,348	-	$ 41,348

	10/31/06	Amortization Expense	10/31/07
Accumulated amortization:
Computers and equipment	$ 41,348	-	$ 41,348
	$ 41,348	-	$ 41,348

	10/31/06	10/31/07
Net book value:	$ -	$ -
Computers and equipment	$ -	$ -

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

During fiscal 2003, the Company contributed equipment and supplies with a net book value of $58,302 under the “Equipment Transfer Agreement” to the University of Toronto (“U of T”) (Note 13A(4)).  The net book value of the contributed equipment has been charged to the period as a research and development expense.

7.

Patents and trademarks:

In 2003 the Company discontinued a number of patent and trademark applications primarily outside the United States and the net book value of $130,839 relating to these applications was written off in 2003.   At the time the Company also assessed the remaining balances reported for patents and trademark applications registered in Canada and in the United States and expensed the residual net book value of $168,981 to reflect the uncertain nature of future events.

The Company continues to actively pursue and protect its patents and trademarks registered in Canada and the United States.  Current expenditures for patent-related activity have been expensed.

8.

Share Capital:

A.

Authorized and outstanding:

The Company has two classes of shares as follows:

i.

Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii.

Common shares without par value – an unlimited number authorized.  At October 31, 2007 the Company reports 72,946,167 outstanding common shares.   The Company had also issued 100,000 common shares which it held in trust at October 31, 2007 pending an anticipated financing and which shares are not included in the issued and outstanding total.   Subsequent to October 31, 2007, these shares were cancelled in that the anticipated financing did not materialize.

B.

Stock option plan:

The Company has a fixed stock option plan. Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options for up to 15,000,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries.  The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations.  An option’s maximum term under the Plan is 10 years.  Stock options are fully vested upon issuance by the Company.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

A summary of the status of the Company’s fixed stock option plan as at October 31, 2007 and changes during the periods ended on those dates is as follows:

October 31, 2007
	Options in Thousands	Weighted Average exercise price
Outstanding, beginning of year	11,550.53
Granted	775.50
Expired	(300)	.80
Exercised	(1,700)	.33
Outstanding end of year	10,325.55

Cash proceeds realized during the year ended October 31, 2007 by the Company upon the exercise of a total of 1.7 million options by officers and directors totaled $552,000 (2006:  3,550,000 options for proceeds of $1,064,980).

The following options which have vested immediately have been granted after October 31, 2006:

i.

350,000 options were awarded to an outside director in April 2007 pertaining to technical and marketing services provided.   These options have a strike price of $0.36 per share and expire in April 2012 if unexercised.

ii.

150,000 options were awarded to an arm’s length engineering consulting firm in June 2007 who has provided services to the Company.  These options have a strike price of $0.70 per share and expire on May 31, 2008 if unexercised.

iii.

50,000 options were awarded to an employee in June 2007.   These options have a strike price of $0.50 per share and expire on May 31, 2012 if unexercised.

iv.

225,000 options were awarded to employees and a consultant in October 2007.  These options have a strike price of $0.60 per share and expire on October 25, 2012 if unexercised.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

At October 31, 2005 the cumulative stock compensation expense for stock options granted to employees has been calculated, using the Black Scholes option-price model, as $17,829,459 which expense had previously not been reflected in the consolidated statement of operations and deficit.  Effective November 1, 2004, the Company adopted the fair value method of accounting for stock compensation expense and, accordingly, restated the prior year financial statements as appropriate.

A reconciliation of the restatement of the prior year financial statements is as below:

	2004	2003	Period from September 3, 1997 to October 31, 2004

Stock compensation expense as originally reported	$ 10,020	$ -	$ 10,020
Restatement – expense using fair value method	1,369,950	318,000	19,551,201
Restated stock compensation expense	$ 1,379,970	$ 318,000	$ 19,561,221

Net loss as originally reported	$ (944,348)	$ (1,449,965)	$(36,690,571)
Restatement – expense using fair value method	(1,369,950)	(318,000)	(17,829,459)
Restated net loss	$ (2,314,298)	$ (1,767,965)	$(54,520,030)

Closing deficit as originally reported	$(32,655,088)	$(31,710,740)	$(36,690,571)

Restatement, expense using fair value method	(17,829,459)	(16,459,509)	(17,829,459)
Restated closing deficit	$(50,484,547)	$(48,170,249)	$(54,520,030)

Basic and fully diluted loss per share as originally reported	$ (0.02)	$ (0.03)	$ (0.75)

Restatement – impact on loss per share using fair value method	(0.02)	(0.01)	(0.38)

Revised basic and fully diluted loss per share	$ (0.04)	$ (0.04)	$ (1.13)

The fair value of each option used for the purpose of estimating the stock compensation cost is based on the grant date using the Black Scholes option-pricing model.  The unexpended stock-based compensation deferred over the vesting period is nil.

The fair value of all options granted since 2005 was estimated as of the date of grant using the Black Scholes option-pricing model with the following assumptions:

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

	2007	2006	2005
Expected dividends	-	-	-
Volatility factor	51% - 97%	99%-111%	97% - 142%
Risk free interest rate	4.5% – 4.75%	3.25% – 4.5%	3.25%
Weighted average expected life	1 to 1.5 years	1.5 years	1.5 years

The current stock compensation expense as reflected in the financial statements is summarized as:

Quarter Ending	Expense

January 31, 2005	$ 202,203
April 30, 2005	-
July 31, 2005	903,040
October 31, 2005	616,499

January 31, 2006	143,786
April 30, 2006	-
July 31, 2006	-
October 31, 2006	1,914,774

January 31, 2007	-
April 30, 2007	96,945
July 31, 2007	33,914
October 31, 2007	52,873

The following table summarizes information about stock options outstanding as at October 31, 2007 (Note 17):

Options Outstanding				Options exercisable
Actual exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted Average exercise price	Number Exercisable	Weighted Average exercise price
$ 0.30	200,000	1.7 years	$0.30	200,000	$ 0.30
0.68	100,000	3.3 years	0.68	100,000	0.68
0.91	100,000	2.3 years	0.91	100,000	0.91
0.72	2,400,000	2.5 years	0.72	2,400,000	0.72
0.65	1,800,000	2.5 years	0.65	1,800,000	0.65
0.60	300,000	3.0 years	0.60	300,000	0.60
0.80	4,600,000	3.7 years	0.80	4,600,000	0.80

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

0.63	50,000	3.1 years	0.63	50,000	0.63
0.36	350,000	4.5 years	0.36	350,000	0.36
0.70	150,000	.5 years	0.70	150,000	0.70
0.50	50,000	4.5 years	0.50	50,000	0.50
0.60	225,000	5.0 years	0.60	225,000	0.60
0.55	10,325,000		0.55	10,325,000	0.55

C.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and is calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and they are therefore excluded from the computation.   Consequently, there is no difference between basic loss per share and diluted loss per share.

D.

Warrants

Under the residual value accounting policy which the Company has adopted, the Company has allocated the closing trading value of its shares as at August 13, 2003 to the common shares.  Since the net proceeds received from the issuance of the common shares attached to the First Units equaled the closing trading value at the date authorized by the Board of Directors, the warrants were allocated nil value, as outlined below.

On August 13, 2003, the Company issued 2,031,250 First Units at $0.08 each.  Each First Unit provided the holder with one common share and a warrant for one Second Unit at $0.08 each, exercisable for one year.  Each Second Unit provided the holder with one common share and a warrant for one common share at $0.08 each, exercisable for one year.

In August 2004, the holders of the First Units exercised the First Unit warrants and the Company thus issued 2,031,250 common shares and the warrants for the Second Units and realized proceeds of $162,500.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

In February 2005, the holders of the Second Units exercised 1,406,250 Second Unit warrants and the Company thus issued 1,406,250 common shares and realized proceeds of $112,500.

In August 2005, the holders of the Second Units exercised 625,000 Second Units warrants and the Company thus issued 625,000 common shares and realized proceeds of $50,000.

E.

Private Placements

Under the residual value accounting policy which the Company has adopted, the Company has allocated the net proceeds received from the Unit private placements outlined below to the common shares attached to the Units since the net proceeds equaled the closing trading value of the shares at the date authorized by the Board of Directors.  Accordingly, the warrants were allocated nil value.

i)

In December 2003, the Company completed Unit private placements to two Canadian private investors pursuant to prospectus and registration exemptions set forth in applicable securities laws.  Under the private placements, the Company received $33,000 as subscription proceeds for the sale and issue of 300,000 Units.  Each Unit consisted of one common share and one Series A Warrant.  Each Series A Warrant entitled the holder to purchase one common share and one Series B Warrant for $0.11 until expiry 12 months from the date of issue.  Each Series B Warrant entitles the holder to purchase one additional common share for $0.11 until expiry 12 months from the date of issue.

In October 2004, the private investors exercised 200,000 Series A warrants and the Company thus issued 200,000 common shares and 200,000 Series B warrants and realized proceeds of $22,000.

In the quarter ended January 31, 2005 the private investors exercised the remaining Series A warrants and the Company thus issued 100,000 additional common shares and 100,000 Series B warrants and realized proceeds of $11,000. The investors then exercised 300,000 Series B warrants and the Company thus issued 300,000 common shares and realized proceeds of $33,000.

ii)

In December 2003, the Company completed a Unit private placement to one Canadian private investor pursuant to prospectus and registration exemptions set forth in applicable securities laws.  Under the private placement, the Company received $40,000 as subscription proceeds for the sale and issue of 500,000 Units.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

Each unit consisted of one common share and one Series A. Warrant.  Each Series A Warrant entitled the holder to purchase one common share and one Series B Warrant for $0.08 until expiry 12 months from the date of issue. Each Series B Warrant entitled the holder to purchase one additional common share for $0.08 until expiry 12 months from the date of issue.

In June 2004, the private investor exercised the Series A warrants and the Company thus issued 500,000 common shares and 500,000 Series B warrants and realized proceeds of $40,000.

In September 2004, the private investor exercised the Series B warrants and the Company thus issued 500,000 common shares and realized proceeds of $40,000.

iii)

In December 2004 the Company completed a Unit private placement to several U.S. investors pursuant to prospectus and registrations exemptions set forth in applicable securities laws.   Under the private placement, the Company received $617,000 as subscription proceeds for the sale and issue of 1,028,334 Units.  Each Unit consisted of one common share and one Series A Warrant.  Each series A Warrant entitled the holder to purchase one common share and one Series B warrant for $.60 until expiry 12 months from the date of issue.  Each Series B Warrant entitled the holder to purchase one additional Common Share for $.60 until expiry 12 months from the date of issue.

iv)

In February 2005, the Company arranged a Unit private placement to several investors pursuant to prospectus and registration exemptions set forth in applicable securities laws.  Under this private placement, the Company received $845,000 as of April 30, 2005 as subscription proceeds for the sale of 1,300,000 Units. Each unit consisted of one common share and one Series A Warrant.  Each Series A Warrant entitled the holder to purchase one common share and one Series B Warrant for $.65 until expiry 12 months from the issue date.   Each Series B warrant entitled the holder to purchase one common share for $.65 until expiry 12 months from the issue date.

v)

In February 2005, the Company completed a Unit private placement to two Canadian investors pursuant to prospectus and registration exemptions set forth in applicable securities laws.  Under the private placement, the Company received $10,500 as subscription proceeds for the sale and issue of 14,000 Units.  Each Unit consisted of one common share and one Series A Warrant.  Each Series A Warrant entitled the investor to purchase one common share and one Series B Warrant for $.75 until expiry 12 months from the date of issue.  Each Series B Warrant entitled the holder to purchase one additional common share for $.75 until expiry 12 months from the date of issue.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

In December 2005 the Company revised the terms of the Unit private placements outlined in Note 8(E) (iii) (iv) and (v).  In each case the Unit was revised to consist of one common share, one Series A warrant expiring on June 30, 2006 and one Series B warrant expiring on December 31, 2006.   In June 2006, the Series A warrants were extended to September 30, 2006 and, concurrently, 771,883 warrants were exercised and the Company realized $485,548 of net proceeds.  The remaining terms of the Series A and Series B warrants were unchanged.

During the quarter ending January 31, 2007 the Company further extended the expiry date of the Series A and Series B warrants referred to in (iii) – (v) above to June 30, 2007 and has revised the subscription price in each case to $0.50.  The Company reported a non-cash credit to contributed surplus of $332,361 during the 3 months ended January 31, 2007 with respect to the repricing of these warrants.  In April 2007 the Company again revised the terms of these warrants – the term was extended to June 2008 and the strike price was reduced from $0.50 per warrant to $0.40 per warrant.  The Company reported a non-cash credit to contributed surplus of $800,299 with respect to the repricing of these warrants.

The fair value of the repricing of these warrants was estimated as of the date of the repricing using the Black Scholes option-pricing model with the following assumptions:

Expected dividends	-
Volatility factor	51% - 97%
Risk-free interest rate	4.5% - 4.75%
Weighted average expected life	1 to 1.5 years

vi)

In May 2006, the Company completed a Unit private placement financing with two investors pursuant to prospectus and registration exemptions set forth in applicable securities laws.  Under the private placement the Company received $75,000 as subscription proceeds for the sale and issue of 150,000 Units.  Each Unit consisted of one common share and one Series A warrant.   Each Series A warrant entitle the investor to purchase one common share for $0.50 until expiry in April 2007.  These warrants expired unexercised.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

vii)

In October 2007, the Company completed a series of private placement financings with 8 arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws.  The Company received a total of $716,230 subscription proceeds and issued a total of 1,577,368 common shares.

viii)

Subsequent to October 31, 2007 the Company has completed additional private placement financings (Note 17).

F.

Financial advisory agreements

i.

On June 8, 2005 the Company entered into a financial advisory services agreement with an arms’ length entity and, as consideration, issued 1,000,000 purchase warrants.   Each warrant entitled the holder to purchase and subscribe for one common share at $0.70 per share.  These warrants expired unexercised in June 2006.  The Company reported a non-cash charge to share capital and an offsetting credit to contributed surplus of $264,000 representing the estimated fair value with respect to these warrants.

ii.

The Company entered into a second financial advisory services agreement on June 22, 2005 with an arm’s length entity and, as consideration, issued 800,000 purchase warrants.  Each warrant entitled the holder to purchase and subscribe for one common share at $0.70 per share on or before June 30, 2007.  The Company repriced the 800,000 warrants from $0.70 per warrant to $0.40 per warrant in June 2007 and extended the term to June 2008.  The Company reported a non-cash charge to share capital and an offsetting credit to contributed surplus of $193,648 in June 2007 representing the estimated fair value with respect to the repricing of these warrants.

The fair value of the warrants as reported in F(i) and (ii) above was estimated using the Black Scholes option-pricing model with the following assumptions:

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

	F(i)	F(ii)
Expected dividends	-	-
Volatility factor	96%	100%
Risk-free interest rate	3.25%	4.25%
Weighted average expected life	1 year	1 year

The outstanding warrants to acquire common shares arising from the 2004-2005 private placements are summarized as below (Note 8(e):

Financing	Warrants	Number	Exercise Price
December 2004	A	211,317	$.40
December 2004	B	1,028,334	$.40
February 2005	A	870,000	$.40
February 2005	B	1,300,000	$.40
February 2005	A	4,667	$.40
February 2005	B	7,000	$.40
		3,421,328

In addition 800,000 warrants to acquire common shares at a strike price of $0.40 per share are outstanding under the terms of a financial advisory services agreement.

On September 16, 2007 the Company secured a 30-day bridge loan from an arm’s length investor in the amount of $505,000.  The Company paid a 5% financing fee to arrange the bridge loan and issued 250,000 common share purchase warrants to acquire common shares at a strike price of $0.50 per share. The Company recorded a non-cash expense of $85,484 with respect to these warrants, representing the estimated fair value as of the issue date.  The warrants have a one-year term and expire in September 2008 if unexercised.  The bridge loan was repaid in October 2007.

The fair value of these warrants was estimated using the Black Scholes option-pricing model with the following assumptions:

Expected dividends	-
Volatility factor	51% - 97%
Risk-free interest rate	4.25%
Weighted average expected life	1 year

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

9.

Contributed Surplus:

Balance at October 31, 2004	$18,418,370
Stock compensation expense relating to stock options issued	1,721,742
Balance at October 31, 2005 as originally reported	$20,140,112
Reclassification from share capital relating to warrants issued for financial advisory services (i)	264,000
Balance at October 31, 2005 as revised	$20,404,112
Stock compensation expense relating to stock options issued	2,058,560
Balance at October 31, 2006 as originally reported	$22,462,672
Reclassification to share capital relating to exercise of stock options (ii)	(1,026,738)
Balance at October 31, 2006 as revised	$21,435,934
Stock compensation expense relating to stock options issued	183,732
Stock options exercised	(340,122)
Common share purchase warrants issued	85,484
Charge relating to repricing of warrants	1,326,308
Balance at October 31, 2007	$22,691,336

i.

The Company has restated $264,000 from share capital to contributed surplus as of October 31, 2005 representing the fair value of the warrants issued under a financial advisory services agreement in 2005, estimated using the Black Scholes option-pricing model.

ii.

The Company has restated $1,026,738 from contributed surplus to share capital as of October 31, 2006 representing the fair value of the stock options exercised in 2005 – 2006, estimated using the Black Scholes option-pricing model.

The components of contributed surplus as reported at October 31, 2007 include:

	2007	2006
a. Amount relating to loan forgiveness at inception of the Company	$ 544,891	$544,891
b. Stock options compensation related	20,734,653	20,627,043
c. Common share purchase warrants	1,411,792	264,000
	$22,691,336	$21,435,934

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

10.

Restructuring and write-down of royalty rights:

On July 29, 2002, the Company restructured its operations by closing its research and development facility and adopted a plan to focus its current resources to outsource its research and development activities as described in Note 13(a).  No major costs were associated with this restructuring.

As a result of the restructuring, the Company determined that there was significant uncertainty that any amounts would be payable to Estancia in the foreseeable future in respect of the Estancia Royalty as described in Note 4, and accordingly, the Estancia Royalty rights acquired in the amount of $10,000,000 were written off in fiscal 2002.

11.

Income Taxes:

Once the Company has completed all of its income tax return filings, it will have non-capital losses of approximately $15.8 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements.  As at October 31, 2007, the tax losses expire as follows:

	Canada	Other Foreign	Total
2008	1,363,000	-	1,363,000
2009	1,062,000	-	1,062,000
2010	932,000	265,000	1,197,000
2011	-	208,000	208,000
2014	746,000	-	746,000
2015	2,249,000	-	2,249,000
2016	1,996,000	-	1,996,000
2017	2,371,000	-	2,371,000
2023	-	73,000	73,000
2024	-	173,000	173,000
2025	-	20,000	20,000
2026	1,959,680	-	1,959,680
2027	2,370,915	-	2,370,915
Total losses	$ 15,049,595	$739,000	$15,788,595

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	10/31/07	10/31/06	10/31/05

Consolidated accounting loss before income taxes	$(2,811,378)	$(4,058,180)	$(4,035,483)
Add nondeductible items	440,463	2,098,500	1,764,607
Loss for tax purposes	(2,370,915)	(1,959,680)	(2,270,876)
Statutory rates	36%	36%	36%
Expected income tax recovery	853,529	705,484	817,515
Tax benefit not recognized	(853,529)	705,484	(817,515)
	$ -	$ -	$ -

Future income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s future tax assets and liabilites are as follows:

	10/31/07	10/31/06
Unused capital losses	47,566	47,566
Unused non-capital losses	4,052,162	3,786,154
Other, net	275,571	275,571
Total future tax assets	4,375,299	4,109,291
Valuation allowance	(4,375,299)	(4,109,291)
	$ -	$ -

12.

Management compensation and related party transactions:

(a)   (i)

Between 1999 and 2002, the Company entered into stock-based management compensation arrangements with the Chairman as reported in prior years’ audited financial statements.

(ii)

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009.  Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company.  The Company has agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 Canadian funds ($158,800 U.S. funds at October 31, 2007 exchange rates).  At the Company’s option it can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that it can issue under the agreement is 2 million common shares.  The Company determined that the compensation expense in fiscal 2007 was $292,542 Canadian funds ($309,232 U.S. funds at current exchange rates) under this agreement.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

The total compensation paid to the Chairman during the year is summarized as follows:

	Cash Compensation	Stock Option Expense
2007	$ 309,232	$ -
2006	133,600	416,250
2005	133,600	659,000

b.

In the normal course of business, the Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence.  These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.  For the fiscal year ended October 31, 2007, the Company paid expenses of approximately $20,000 in rent (2006: $1,000) and $121,000 in salaries (2006: $154,000) and $3,000 in other expenses (2006:  $3,000).

c.

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company.  The total compensation paid to such parties during the three months ended October 31, 2007 is summarized as follows:

	Cash Compensation	Stock Option Expense
2007	$563,000	$ 105,000
2006	$611,000	$ 1,165,000
2005	$639,000	$ 1,044,000

The above-noted compensation has been included in the Consolidated Statement of Operations, Comprehensive Loss and Deficit under the caption Professional, Other fees and Salaries, which total amount reported includes:

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

	2007	2006	2005	Sept 3, 1998 to Oct 31, 2007
Professional and other fees	$1,250,984	$1,017,859	$1,303,662	$6,727,451
Salaries and wages	111,109	172,169	152,628	10,392,835
Stock compensation expense	269,216	2,058,560	1,721,742	21,301,242
	$1,631,309	$3,248,588	$3,178,032	$38,421,528

13.

  Commitments:

A.

Research Collaboration and Infrastructure Agreements

1.

Materials and Manufacturing Ontario:

On October 24, 2002, Micromem entered into a two year Research Collaboration Agreement with Material and Manufacturing Ontario (“MMO”), a not-for-profit organization funded by the provincial government, the University of Toronto (“U of T”) and a researcher employed by U of T to fund the research on Magnetic Structure development for Hall effect memory devices.

Under the terms of the agreement, the Company committed to contribute $87,432 (Cdn $136,175) and $18,000 (Cdn $28,000) in cash and in-kind contribution, respectively, per year to fund the research.  The Company has met all of its obligations under this agreement.

On November 12, 2003, Micromem entered into a second research collaboration agreement with MMO and the U of T for research and development associated with magnetic memory devices.  Under the second agreement, in the first year and upon renewal in the second year, MMO granted $58,900 (equivalent to Cdn. $85,000) in cash funding and Micromem contributed $56,130 (equivalent to Cdn. $81,000 in cash funding and additionally made $30,770 (equivalent to Cdn. $44,400) of in-kind contributions, all towards the research collaboration, each year.  The Company has met all of its obligations under the agreement. Micromem obtained sublicensing rights for the use of any new technology developed (“New Technology”) under this research subject to payment of an annual royalty payable in perpetuity to MMO based on a percentage of revenues from the sale of products incorporating the New Technology.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

2.

University of Toronto:

On November 1, 2002, the Company entered into an Infrastructure Agreement with U of T to fund the assembly of a magnetic memory facility (“MMF”) for research, development and fabrication of magnetic memory.  U of T has agreed to use the MMF in connection with, among other things, research to be conducted pursuant to collaborations between Micromem and U of T.

The terms of the agreement provided that Micromem was to contribute $249,463 (equivalent to Cdn. $360,000) in cash to fund the direct costs of the MMF.  The contribution was made in fiscal 2002-2003 by Micromem and included as a research and development expense in the consolidated statements of operations and deficit.

3.

Communications and Information Technology Ontario:

On December 10, 2002, Micromem entered into a two year Collaborative Research Agreement with Communications and Information Technology Ontario (“CITO”) U of T and Dr. Harry Ruda.  For the first year, CITO provided funding of $106,715 (equivalent to Cdn. $154,000) and Micromem contributed $31,875 (equivalent to Cdn. $46,000).  For the second year, CITO provide funding of $107,715 (equivalent to Cdn. $154,000) and Micromem provided funding of $31,875 (equivalent to Cdn. $46,000).  Micromem has further provided $67,632 (equivalent to Cdn $97,600) of in-kind contributions to the research collaboration.

4.

Revised License Agreement:

In June 2005, the Company signed a license agreement  (“the License Agreement”) with the U of T and the Ontario Centres of Excellence (including MMO and CITO) (collectively “OCE”) whereby:

•

OCE released the Company and the University from the commercialization obligations set forth in all prior research collaboration agreements.

•

The Company acquired exclusive worldwide rights to the New Technology and technology and patent rights related to the MRAM technology developed at the UofT.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

•

The Company has agreed to royalties and payments under the terms of the License Agreement as follows:

•

In consideration for the rights and licenses granted, the Company shall pay to the UofT:

i.

4% of net sales until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000);

ii.

1% of net sales thereafter.

•

If the Company sublicenses any rights granted herein to any non-affiliate:

i.

in combination or association with the Company’s intellectual property, the UofT shall receive 10% of any net fees and/or net royalties that shall be received by the Company in respect of any licenses involving both the rights granted and such Micromem intellectual property;

ii.

For all other sublicenses of the rights granted to any non-affiliate, the UofT shall receive 20% of any net fees and/or net royalties that may be received by the Company in respect of such sublicenses.

iii.

Net fees and/or net royalties shall be received from the Company until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000); thereafter the Company shall pay half of the amounts as otherwise noted above.

•

At any point after which the Company has paid the UofT five hundred thousand Canadian dollars (CDN$500,000), the Company may at its option buy out the obligation to pay royalties under the License Agreement by paying to the UofT a single lump sum payment equaling the greater of five hundred thousand Canadian dollars (CDN$500,000) and an amount equal to the total amount of royalties paid by the Company to the UofT in the preceding twenty-four months.  The Company shall be entitled to exercise such option by providing written notice to the UofT along with the required payment, after which time the Company’s obligation to pay royalties as otherwise calculated shall be waived by the UofT.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

•

As a condition to entering the License Agreement the Company has agreed to a further Research Agreement with a funding commitment of no less than five hundred thousand Canadian dollars (CDN $500,000), to continue the further research and development of the inventions and the Company’s intellectual property.  In August 2005, the Company made an initial payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) and, in November 2005, the Company made the second payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) under the terms of this Research Agreement.

•

The Company believes that there are substantial market opportunities available for it to commercialize its technology in conjunction with strategic partners and it is currently pursuing such opportunities.  The Company plans to complete its research initiatives and enter into agreements with strategic partners so as to commercialize its technology under licensing and other arrangements.

B.

Technology Development Agreement:

On March 14, 2001, the Company’s subsidiary, Pageant, entered into a three-year technology development agreement with Estancia and Lienau to continue the development of the Technology.  Under the terms of the agreement, Pageant committed to pay Estancia $215,000 per year, payable on a monthly basis in arrears, and committed to incur expenditures in connection with the development expenses of up to a maximum of $500,000 per agreement year.

On April 23, 2002, the technology development agreement was amended to extend its term for an additional eight-month period through November 2004.  The go-forward payments were renegotiated as $62,707 between May – October 2002, $197,086 during fiscal 2003 and $143,330 during fiscal 2004.

The development efforts under this agreement ceased in July 2002.  The Company reports approximately $289,000 in accounts payable and accrued liabilities with respect to this agreement as of October 31, 2007 (2006: $289,000).

C.

Operating Leases:

The Company has operating lease commitments which expire in 2010 in respect of its head office.  The future minimum annual lease payments are approximately as follows:

2008-2010 (annually)	$127,000

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

D.

Employment and Consulting Contracts:

i.

The Company has entered into an employment agreement with the Chairman through September 30, 2009 as outlined in Note 12 (a)(ii) which stipulates an annual minimum obligation of $150,000 Canadian funds ($159,000 U.S. at current exchange rates).

ii.

The Company has entered into short-term contracts with:

a.

A U.S.-based consulting firm whereby it has committed to a monthly payment of approximately $45,000.

b.

A Canadian-based researcher whereby it has committed to a monthly payment of $5,000 Canadian funds ($5,300 U.S. at current exchange rates).

Both of these contacts expire in February 2008.

E.

CTO Contract:

In January 2005, the Company entered into a consulting contract with an arm’s length individual for her services as Chief Technology Officer (“CTO”) of the Company.  The agreement extended for 2 years with a cancellation clause which could be executed by the Company at any time with 4 months notice provided.  The base remuneration stipulated in the contract was $260,000 per year.

The Company also granted the CTO 100,000 options exercisable at $0.68 which expired on December 31, 2005; 300,000 options exercisable at $0.80 per share, which expired in March 2007; 100,000 options exercisable at $0.72 which expire in May 2008 if unexercised and 200,000 options exercisable at $0.80 which expire in May 2008 if unexercised.

In October 2006, the Company extended the consulting contract commencing in January 2007 on the same terms, conditions and cancellation clauses.  In November 2007, the Company served 4 months notice to terminate the contract effective March 2008.

In February 2008, the former CTO filed a claim, through counsel, with respect to alleged discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002.  The Company vigorously denies these allegations. The Company and the CTO, through respective counsel, are now in the process of mediating this dispute – the mediation date has been set for April 21, 2008.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

14.

Contingencies:

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws.  The Company maintains insurance policies that may provide coverage against certain claims.

As outlined in Note 4, certain interests under the Agreement with Estancia reverted to Estancia on March 9, 2004.  On this basis, to the extent that future revenues are generated by the Company relating directly and specifically to the Vemram Patents, the Company is obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses.

As outlined in Note 13 (E) in February 2008, the Company’s former CTO has filed a claim against the Company alleging discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002.

15.

Financial instruments:

a.

Fair values

The fair values for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

b.

Foreign currency balances

The consolidated financial statements include balances/transactions that are denominated in Canadian dollars as follows:

	10/31/07	10/31/06
Assets	$ 303,000	$ 240,000
Liabilities	1,051,000	136,000
Expenses	1,156,000	1,230,000

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

16.

Reconciliation between Canadian GAAP and U.S. GAAP:

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conform in all material respects with U.S. GAAP except for the allocation of proceeds received using the relative fair value method of accounting for Unit private placements.

a.

Research and development expenditures

Under U.S. GAAP all research and development expenditures are expensed as incurred.  In that the Company has not deferred any research and development expenditures it is in compliance with U.S. GAAP.

b.

Other recent accounting pronouncements

Financial Accounting Standards Board (“FASB”) Statement No. 154 Accounting Changes and Error Corrections replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle.  This statement applies to all voluntary changes in accounting principle.   It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement includes specific transition provisions, those provisions should be followed.

APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.  This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments.  SFAS is an amendment to SFAS No. 133 and 140.  SFAS No. 155 improves financial reporting by eliminating the exception from applying SFAS No. 133 to interest in securitized financial assets so similar instruments are accounted for similarly regardless of the form of instruments.  SFAS No 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The Company does not expect the adoption of SFAS No. 155 to have an impact on its financial position or results of operation.  Also, SFAS No. 156 “Accounting for Servicing of Financial Assets” was recently issued but has no current applicability to the Company and has no effect on the consolidated financial statements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

In March 2006, the FASB issued SFAS No. 156.   This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.   This statement is effective as of the beginning of its first fiscal year that begins after September 15, 2006.

An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this statement.

In September 2006, the FASB issued SFAS No. 157 and No. 158.  Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  This statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute.  Accordingly, this statement does not require any new fair value measurements.  However, for some entities, the application of this statement will change current practice.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosures and transitions.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company is currently reviewing the effect, if any, FIN 48 will have on its financial position and operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 does not require any new fair value measurements; however, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The implementation of SFAS No. 157 is not expected to have a material impact on the Company’s results of operations and financial condition.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”.  This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization.  This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.  The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006.  The adoption of this statement is not expected to have any effect on the Company's future reported financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This statement is expected to expand the use of fair value measurement objectives for accounting for financial instruments.  This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, and interim periods within those fiscal years.  Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB SFAS  No. 157, “Fair Value Measurements”.  The Company is currently evaluating the impact of SFAS No. 159 on its financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”.  SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  SFAS 160 is effective for the Company for the fiscal year beginning August 1, 2009, with early adoption being prohibited.  It is not expected that the new standard will have a material impact on the Company’s financial position and results of operations.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

c.

Valuation of Unit private placements

The Company has adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of private placement financings.  Under U.S. GAAP, using standards which are analogous, the valuation of the shares and warrants would be determined using the relative fair value approach.  There is no change in aggregate shareholders’ equity.

A reconciliation of these valuations approach with respect to the Unit private placement financings completed by the Company is as follows:

	Note 8E(iii)	Note 8E(iv)	Note 8E(v)
Residual value
Date of private placement	12/04	2/05	2/05

Financing raised	$617,000	$845,000	$10,500

Value assigned to common shares	$617,000	$845,000	$10,500

Value assigned to attached warrants	-	-	-

Relative value
Value assigned to common shares	$509,000	$697,000	$8,000

Value assigned to attached warrants	$108,000	$148,000	$2,500
Totals	$617,000	$845,00	$10,500

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

A summary of the difference between Canadian and U.S. GAAP in reporting shareholders’ equity under these valuation approaches is as follows:

	Share Capital	Contributed Surplus
As reported using residual valuation under Canadian GAAP at October 31, 2007	$37,166,397	$22,691,336
Adjustment required under relative value under U.S. GAAP	(258,500)	258,500
Restated to U.S. GAAP at October 31, 2007	$36,907,897	$22,949,836

17.

Subsequent Events:

The following subsequent events are noted:

a.

A total of $103,702 representing the $100,000 bridge loan which the Company secured in October 2007 (Note 5 (B)) plus accrued interest was settled through the issuance of common shares at a price of $0.54 per share in November 2007.  The Company thus issued 192,041 common shares as settlement.

b.

$30,000 representing the bridge loan which the Company secured in September 2007 from a director was settled through the issuance of common shares at a price of $0.56 per share in February 2007.

c.

Between November 2007 – February 2008 the Company completed a series of private placement financings with arm’s length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws.

The Company received a total of $933,025 as subscription proceeds and issued a total of 1,871,497 common shares.  Additionally, an officer exercised 100,000 stock options and the Company realized $72,000 of proceeds.

d.

The Company secured a 30 day bridge loan of $200,000 from an arms’ length in January 2008.  The interest rate on the bridge loan was 4% due in 30 days.  As additional consideration, the Company issued 100,000 common share purchase warrants at a strike price of $0.60 per share.  The loan was repaid in February 2008.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2007 and 2006

e.

The Company served 4 months notice on November 18, 2007 to the CTO with respect to the termination of the previously executed consulting contract (Note 13(E).  In February 2008, the CTO filed a claim, through counsel, with respect to alleged discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002.  The Company vigorously denies these allegations.  The Company and the CTO, through respective counsel, are now in the process of mediating this dispute – the mediation date has been set for April 21, 2008.

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